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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            Mueller Industries, Inc.
                               (Name of Issuer)


                     Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                  __________________________________________
                                (CUSIP Number)

           Harvey L. Karp, West End Road, East Hampton, N.Y.  11937
                 (Name, Address and Telephone Number of Person
              Authorized to Received Notices and Communications)

                                 June 6, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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                                 SCHEDULE 13D

CUSIP No. _________________   Page _____________ of _______ Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harvey L. Karp

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          FF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                     / /

6.   CITIZENS OR PLACE OF ORGANIZATION

          U.S. Citizen

  NUMBER OF    7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON      10.  SHARED DISPOSITIVE POWER
    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          900,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.429

14.  TYPE OF REPORTING PERSON*

          I

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.













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Item 1.   Security and Issuer
     Pursuant to Rule 13d-2(c), this Amendment No. 2 amends and restates the
Schedule 13D filed on March 13, 1991 and amended on June 22, 1991 (as amended, the "Statement") by Harvey L. Karp with respect to the Common Stock, $0.01 par value per share (the "Common Stock"), of Mueller Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2959 North Rock Road, Wichita, Kansas 67226.

Item 2.   Identity and Background
     (a)-(c) This Statement is being filed on behalf of Harvey L. Karp whose business address is c/o the Company, 2959 North Rock Road, Wichita, Kansas 67226. Mr. Karp's present principal occupation is Chairman of the Board of the Company.
     (d)-(e) During the last five years, Mr. Karp has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f)  Mr. Karp is a citizen of the United States.











































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 Item 3.  Source and Amount of Funds or Other Consideration
     It is currently anticipated that any purchases of Common Stock by Mr. Karp upon exercise of the options referred to in Item 5 of this Statement will be paid for with Mr. Karp's personal funds.

Item 4.   Purpose of Transaction
     Mr. Karp has no plans or proposals which relate to or would result in any of the matters set forth subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
     (a) By virtue of a Stock Option Agreement, dated as of December 4, 1991, and a Stock Option Agreement, dated as of March 3, 1992, Mr. Karp has the right to acquire a maximum aggregate of 900,000 shares of Common Stock constituting 10.42% of the shares of Common Stock outstanding as of June 22, 1994 (computed in accordance with Rule 13d-3(d)(1) and based on the 9,559,193 shares of Common Stock indicated to be outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended March 26, 1994 and giving effect to the Company's purchase of 924,875 shares of Common Stock from Quantum Fund N.V.).
     (b)  Not applicable.
     (c) Mr. Karp has not effected any transactions in the Common Stock during the past sixty days.











































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     (d) No person other than Mr. Karp has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock issuable upon exercise of the options referred to in this Item 5.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Effective as of October 1, 1991, the Company entered into an employment agreement (the "Karp Employment Agreement") with Harvey L. Karp. Pursuant to the Karp Employment Agreement and an Option Agreement, dated as of December 4, 1991, Mr. Karp was granted an option (the "Inducement Option") to acquire 500,000 shares of Common Stock at $8.25 per share. The Inducement Option is exercisable until one year after termination of Mr. Karp's employment with the Company under the Karp Employment Agreement, unless Mr. Karp's employment is terminated for Cause (as defined in the Karp Employment Agreement), in which case the Inducement Option shall only remain exercisable for a period of 30 days following Mr. Karp's receipt of written notice from the Company specifying the basis for Cause.
     On March 3, 1992, the Company granted Mr. Karp an option
(the "Subsequent Option") to acquire a maximum of 500,000 shares of Common Stock at an exercise price of $8.25 per share. The Subsequent Option was granted to Mr. Karp in











































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addition to the Inducement Option granted to Mr. Karp pursuant to the Karp
Employment Agreement.
     The Subsequent Option shall be exercisable in whole or in part on the earliest to occur of (i) the date upon which options to acquire Common Stock are granted by the Company, prior to December 31, 1993, as an inducement to secure the employment of an executive with responsibilities commensurate with those of a chief operating officer (the "New Executive Officer"),
(ii) December 31, 1993, (iii) the date upon which Mr. Karp's employment with the Company is terminated without Cause (as defined in the Karp Employment Agreement) and (iv) such earlier date as may be determined by the Company's Board of Directors, and shall remain so exercisable until one year after termination of Mr. Karp's employment with the Company under the Karp Employment Agreement, unless Mr. Karp's employment is terminated for Cause, in which case the Subsequent Option shall only remain exercisable for a period of 30 days following Mr. Karp's receipt of written notice from the Company specifying the basis for Cause.
     The number of shares of Common Stock subject to the Subsequent Option shall be reduced by the number of shares of Common Stock (i) subject to any option granted to the New Executive Officer prior to December 31, 1993 or
(ii) set aside by the Compensation Committee of the Board of Directors for the New Executive Officer.











































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     Mr. Karp may exercise the Subsequent Option by delivering to the Company a written notice stating the number of shares of Common Stock that he has elected to purchase at that time from the Company and full payment of the purchase price of the shares then to be purchased. Payment of the purchase price of the shares may be made (i) by certified or bank cashier's check or
(ii) by surrender or delivery to the Company of shares of Common Stock having an aggregate fair market value (defined as the average closing price of the Common Stock on the New York Stock Exchange, Inc. during the five business days immediately preceding the date on which the Subsequent Option is exercised) equal to the purchase price. The Subsequent Option is not transferrable otherwise than by will or the laws of descent and distribution and is exercisable during Mr. Karp's lifetime only by him.
     On June 22, 1992, William D. O'Hagan was appointed by the Company as its Chief Operating Officer. On such date, and as an inducement to secure his employment, the Company granted Mr. O'Hagan options to acquire 100,000 shares of Common Stock. As a result of such grant, the number of shares of Common Stock subject to the Subsequent Option was reduced by 100,000 and the Subsequent Option became exercisable on June 22, 1992.
















































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Item 7.   Material to Be Filed as Exhibits
     The following are filed herewith as Exhibits to this Statement:
     A.   Employment Agreement, dated December 4, 1991.
     B. Stock Option Agreement, dated as of December 4, 1991, and Stock Option Agreement, dated as of March 3, 1992.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 1994


                                 /s/ Harvey L. Karp
                                  Chairman of the Board
                                 of Mueller Industries, Inc.



















































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                               INDEX TO EXHIBITS

A.   Employment Agreement, dated December 4, 1991.

B. Stock Option Agreement, dated as of December 4, 1991, and Stock Option Agreement, dated as of March 3, 1992